SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated September 2, 2004 re. the Offering by France Telecom of bonds convertible and/or exchangeable into new or existing shares (OCEANES)

NOT FOR DISTRIBUTION IN OR INTO CANADA, ITALY OR JAPAN

PRESS RELEASE

Paris

September 2, 2004

OFFERING BY FRANCE TELECOM OF BONDS CONVERTIBLE AND/OR EXCHANGEABLE

INTO NEW OR EXISTING SHARES (OCEANES)

France Telecom announces an offering of bonds convertible into and/or exchangeable for new and/or existing shares (OCEANES) for an amount of €1,000,000,707, the size of which may be increased to €1,150,000,684 in the event the over-allotment option is exercised in full.

The nominal value of the OCEANES was set at €2,581 per bond, which corresponds to a premium of 35.49% over the sale price set for the shares of France Telecom sold by the French State and ERAP concurrently with the placement of the OCEANES. The coupon was set at 1.60% per year.

The offering of OCEANES by France Telecom was effected concurrently with the sale by the French State and ERAP of France Telecom shares representing 9.6% of France Telecom’s share capital for approximately €4.5 billion. The proceeds from this sale may be increased to a maximum of €5.1 billion if the over-allotment option is exercised in full. This sale of shares was effected through a private placement to institutional investors. The price at which the shares were sold was set at €19.05 per share.

The closing of the offering of the OCEANES is subject to the authorization of the Commission des participations et des transferts, the French authority responsible for privatizations, a decree (arrêté) of the French Ministry of economy, finance and industry and an approval of the French securities regulator.

The securities offered will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 2, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information